Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

GRUPO FINANCIERO GALICIA S.A.

DU-SNER S.A. AND FEDLER S.A. SPIN-OFF-MERGER AND EXCHANGE

In connection with that certain Spin-Off-Merger transaction (the “Transaction”), by and among Grupo Financiero Galicia S.A. (“GFG”), Dusner S.A. (“Dusner”) and Fedler S.A. (“Fedler” and, together with Dusner, the “Exchanging Entities”), we hereby write to inform the shareholders of the Exchanging Entities that, in accordance with (i) the resolutions adopted by GFG at the Extraordinary Shareholders’ Meeting of GFG held on November 10, 2020, and (ii) the authorizations granted by the Argentine Securities and Exchange Commission and Bolsas y Mercados Argentinos S.A., as of April 26, 2021, 47,927,494 (forty-seven million nine hundred twenty-seven thousand and four hundred ninety-four) Class “B” shares of GFG, each with a nominal value of Ps. 1 and the right to 1 vote per share, will be credited in the register of book-entry shares administrated by Caja de Valores S.A. to the Exchanging Entities in exchange for the issued and outstanding shares of the Exchanging Entities in the corresponding amounts: 23,963,747 Class “B” shares credited to the applicable Dusner shareholders (at an exchange ratio of 1 GFG Class “B” share for each 0.2163 Dusner share held by such Dusner shareholder) and 23,963,747 Class “B” shares credited to the applicable Fedler shareholders (at an exchange ratio of 1 GFG Class “B” share for each 0.2235 Fedler share held by such Fedler shareholder). The new GFG’s shares to be issued as a result of the Transaction will have the same governance and economics rights as the outstanding Class “B” shares of GFG. Applicable share certificates will be made available to the relevant shareholders of the Exchanging Entities following the date indicated above and through Caja de Valores S.A. (and its subsidiaries), located at 25 de Mayo 362, in the City of Buenos Aires, from Monday through Friday, from 10:00 to 15:00 hours.

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com